

Julie Van Dam · 3rd

Company Owner at Jule's Foods

San Diego County, California, United States ·
134 connections · Contact info



 Jule's Foods

About

Jule's Foods is a Dairy-free, Vegan Foods Company. We specialize in dairy free cheeses including Cashew Brie, Cashew Truffle Brie, and Cashew Gouda.
We use traditional cheesemaking methods to build flavor through fermentation and aging our products.

Experience



Company Owner
Jule's Foods
Nov 2017 – Present · 3 yrs 4 mos

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